Exhibit 99.1

Genius Group Ltd

01-01, 7-13 Amoy Street,

Far East Square,

Singapore 049949

25 September, 2024

To: GNS Board of Directors

Dear Board,

I have served as CEO of Genius Group Ltd since its inception. I am also founder and founding shareholder of Genius, and I write to you today in that capacity.

In light of recent events, including the various allegations against Mr. Moe and Mr. Ritz, the impact of their conduct on the company, and the invalid Board meeting that took place last Sunday, I have called the Emergency Board Meeting today for three main reasons.

The first reason is for our legal counsel to advise all our Board Members of the fiduciary duty each of us hold to act in the best interests of the company and our shareholders. This includes the duty of care, duty of loyalty and duty of candor. As a public company, Directors of Genius can be held personally liable if they fail in their duty, and if they pursue their own personal interests in conflict with the interests of our shareholders. As founder of this company, I expect all Board Members to hold themselves to the highest standard of conduct going forward, or if they do not believe they are able to do this, to resign from the Board.

The second reason is for our executive team to provide their report, supported by factual details, of the inquiries and investigations into the allegations of misconduct and alleged fraud that have been received by the company. I strongly believe that the Board’s appropriate response to their report should be a considered and measured approach by which we agree to appoint an independent US-based investigator to conduct a full investigation and report back to the board, without any premature decisions made by Directors that might make you party to any alleged misconduct. Our legal counsel has recommended an independent investigator that they will discuss at our meeting.

The third reason is for our Board to be fully aware of the concerns of our shareholders and their right to expect the highest level of conduct from our Board. As the longest serving shareholder of Genius, I count myself in this group. What happened this past Sunday, which has been described by some observers as an illegal board room coup, has resulted in my own concern as a shareholder being dramatically increased. We are managing enough risks and drama around our business without our Board needing to add to them. For this reason I am taking the following actions as a concerned shareholder of Genius to safeguard the company:

1.	This morning I have notified the company of my contractual rights to acquire and receive further ordinary shares in Genius, increasing my stakeholding by approximately 5.5 million shares, which reinstates my position as the largest shareholder of Genius with over 20% of the issued share capital.

2.	I have instructed the company to include in the upcoming AGM a shareholder vote for the removal and replacement of each of the Board Directors who took part in the invalid board meeting and vote that took place on Sunday. I believe the independent investigation will be complete prior to the AGM and shareholders will be equipped to make their own decisions based on the information available to them, and each Board Director can make their own decision if they want to see a future for themselves in Genius Group or not.

3.	I hereby give the Board notice that the company has today engaged Andrew Levander of Dechert, LLP to commence legal action against Mr. Moe and Mr. Ritz for alleged misconduct and breaches of contract, and to protect the company on behalf of its shareholders. The company will not hesitate to expand the scope of this legal action to parties that are believed to be aiding in any alleged misconduct or breaches, or in their cover-up, including to the company’s own officers.

4.	In addition, I hereby give the Board notice that as an extremely concerned and significant shareholder of the company, I have begun to assemble a group of equally concerned shareholders and we are actively investigating bringing separate shareholder action for damages in addition to the legal action the company is already taking.

In summary, as founder and shareholder of Genius Group, I urge the board to proceed with the highest standard of care and conduct. I care about this company, and I care about what we can achieve together. That cannot occur without rebuilding trust in one genius team and working together in the best interests of the company and our shareholders.

Sincerely,

Roger Hamilton

Founder, Genius Group Ltd

NB. Please note this is intended as an open letter to be available to all Genius investors and I am instructing the company to release this publicly.